As filed with the Securities and Exchange Commission on June 15, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32316

B&G FOODS, INC. American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and or registered)

Enhanced Income Securities, each representing one share of Class A Common Stock and $7.15 principal amount of Senior Subordinated Notes due 2016
(Description of class of securities)

Four Gatehall Drive, Suite 110, Parsippany, New Jersey, 07054; (973) 401-6500
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange(1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, B&G Foods, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

B&G FOODS, INC.

Date: June 15, 2007	By:	/s/ Robert C. Cantwell
Robert C. Cantwell
Executive Vice President of Finance and
Chief Financial Officer

(1)  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.